Mail Stop 4561

August 27, 2008

By U.S. Mail and Facsimile to (415) 974-1520

Ronald C. Martin
Chief Executive Officer
Oak Valley Bancorp
125 North Third Avenue
Oakdale, California 95361

Re: Oak Valley Bancorp
Registration Statement on Form 10
Filed July 31, 2008
File No. 1-34142

Dear Mr. Martin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business of Oak Valley Bancorp, page 2

1.   Please provide disclosure regarding your primary market area(s). Refer to Item 101(b)(1) of Regulation S-K. For example, disclose any material information on the population characteristics and economic trends of the areas you serve, including information and trends relating to population growth or decline, aging and per capita income. Describe any material changes in these factors. Describe more broadly the nature of employment in those areas. Please disclose any specific reports or data on which you rely.

Lending Activities, page 2

2.   We note that real estate loans constitute over 75% of your loan portfolio. Please discuss the quality of these loans in light of the current difficulties in the real estate markets.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 11

3.   We note your reference in the second paragraph to Section 21E of the Securities Exchange Act of 1934. Please delete all reference to this safe harbor. It is inapplicable in this context, because Oak Valley Bancorp is not currently a reporting company. See Section 21E(a)(1) of the 1934 Act.

Financial Information

Provision for Loan Losses, page 16

4.   Per your loan and lease loss experience and credit quality disclosure, we note the following trends in your allowance for loan losses and provision:

- The allowance for loan losses as a percentage of total loans increased approximately 0.9% in 2007 from 2006;
- The allowance for loan losses as a percentage of total loans decreased approximately 6.9% in the second quarter of 2008 from 2007;
- The provision for loan losses has decreased each fiscal year from 2004 to 2007;
- There has been a significant increase in net charge-offs and non-performing loans, specifically related to your construction and development loans;
- You have approximately $3.55 million on other real estate owned as of June 30, 2008 compared to $0 at December 31, 2007, which is due to "two properties that were acquired through foreclosure including residential land lots and commercial real estate property;"
- Total commercial real estate and real estate construction loans, which are considered higher risk loans, as a percentage of total gross loans has continued to increase each quarter since December 31, 2007; and
- It does not appear that there has not been a change in your methodology of developing the allowance based on the underlying portfolios.

Please revise to more clearly bridge the gap between significant changes in your recent credit experience and evidence of changes in your overall credit environment with the modest increase in your reserve as of December 31, 2007 and subsequent decrease in your reserve as of June 30, 2008.

Liquidity, page 22

5.   Please revise to present a tabular disclosure of your contractual obligations as required by Item 303(A)(5) of Regulation S-K.

Directors and Executive Officers, page 29

6.   Please revise to include a clear description of the business experience of each officer and director for at least the last five years. As an example only, we note that the description of Mr. Gilbert as being "involved in the feed and seed business is overly vague both as to the time periods involved and as to the nature of his work and responsibilities. Provide dates as appropriate or otherwise clarify that the jobs described have been held for five years or longer.

Executive Compensation, page 30

7.   Please provide the appropriate title for the "Summary Compensation Table."

Certain Relationships and Related Transactions, and Director Independence, page 31

8.   In the disclosure regarding loans made to officers and directors, please revise to use the exact language found in Item 404(a)(4)(c).

Recent Sales of Unregistered Securities, page 34
Description of Registrant's Securities to be Registered

9.   We note the statement on page 1 that the holding company reorganization was effective as of July 3, 2008.   Please update these sections as appropriate.

Financial Statements for the year ended December 31, 2007

Balance Sheet, page F-5

10.   Please revise to separately quantify the Allowance for Loan Losses on the face of the Balance Sheet pursuant to Article 9-3 of Regulation S-X.

Note 3 – Securities, page F-18

11.   Please revise to disclose information required by paragraph 17 of FASB Staff Position Nos. FAS 115-1 and 124-1 related to your available-for-sale securities for each period for which a consolidated balance sheet is presented.

Note 4 – Loans, page F-20

12.   We note that you record a reserve for off-balance sheet items, which is presented as a component of other liabilities. Please address the following related to this reserve:

    a. If you record the reserve charge to earnings in your provision for loan losses amount on the income statement, please tell us why you believe this is appropriate and what technical guidance you used to come to your conclusion. If you record the expense elsewhere, please more clearly disclose that fact.

    b. Revise to disclose your accounting policy and methodology used to estimate the reserve for off-balance sheet items. Refer to paragraph 13(b) of SOP 01-6.

    c. Revise to present a separate roll forward for your reserve for off-balance sheet items. Refer to Rule 12-09 of Regulation S-X.

Interim Financial Statements, page F-37

13.   Please revise your interim financial statements to address the above comments as applicable.

14.   Please revise your Interim Financial Statements to present the period ended June 30, 2008.

*   *   *

Closing Comments

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kevin Vaughn, Accounting Branch Chief at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Counsel

cc: (by facsimile)
        Matteo G. Daste, Esq.
        Leland, Parachini, Steinberg, Matzger & Melnick, LLP